CRONA CORP.

Strada Jean-Louis Calderon 31

Bucharest

030167

Romania

April 7, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Acceleration Request

Requested Date: April 10, 2017

Requested Time: 4:00 PM Eastern Time

Re: Crona Corp. Form S-1 Registration Statement (Registration No. 333-216180)

originally filed February 22, 2017, as amended

Ladies and Gentlemen:

Crona Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Joseph P. Galda, who is an attorney with the Registrant’s outside legal counsel, J.P. Galda & Co., to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Galda at (215) 815-1534.

Sincerely,

CRONA CORP.

By: /s/ Andrei Gurduiala

President

Cc:         Maryse Mills-Apenteng, Special Counsel

Matthew Derby